FBS Global Limited

74 Tagore Lane, #02-00

Sindo Industrial Estate

Singapore 787498

December 18, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	FBS Global Limited
Registration Statement on Form F-1 (the “Registration Statement”)
File No. 333-283619

Ladies and Gentlemen:

We have received your comments to our Registration Statement on Form F-1 filed on December 5, 2024. We are filing Amendment No. 1 to the Registration Statement simultaneously with this correspondence to address your comments.

Registration Statement on Form F-1 filed December 5, 2024

Report of Independent Registered Accounting Firm, page F-28

1.	Please amend your registration statement to have your auditor remove the language in the fourth paragraph which states “and in accordance with auditing standards generally accepted in the United States of America.” Please refer to PCAOB Auditing Standard 3101.

We have amended page F-28, as requested.

Report of Independent Registered Accounting Firm, page F-29

2.	Please remove the reference to the Independent Auditor’s report on page F-29 or explain why you have this placeholder. Please also remove the reference in your index to the financial statements on page F-1 if appropriate.

We have removed the references noted, as requested.

Exhibits

3.	Please file as exhibits dated consents of the director nominees.

We have filed the dated consents of the director nominees, as requested.

General

4.	We note your disclosure on page Alt-2 that the Resale Prospectus Shareholders may sell their securities by means of “purchases by a broker-dealer as principal and resale by the broker-dealer for its account.” Please confirm your understanding that the sale by a Resale Prospectus Shareholder by such means would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

We confirm our understanding that the sale by a Resale Prospectus Shareholder by purchases of a broker-dealer as principal and resale by such broker-dealer for such Resale Shareholder’s account would constitute a material change to our plan of distribution and such sale would require a post-effective amendment in accordance with Item 512(a)(1)(iii) of Regulation S-K.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

FBS Global Limited

/s/ Kelvin Ang
By:	Kelvin Ang
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood